Exhibit 3.2

AMENDMENT NO. 2

TO

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER PARTNERS GP, L.P.

This Amendment No. 2 (this “Amendment No. 2”), dated March 26, 2012, to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners GP, L.P. (the “Partnership”), dated as of April 17, 2007 (the “Partnership Agreement”) is hereby adopted, executed and agreed to by Energy Transfer Partners, L.L.C., a Delaware limited liability company, as the general partner of the Partnership (the “General Partner”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, the General Partner desires to amend Article II of the Partnership Agreement to include certain provisions relating to the separateness of the Partnership and the MLP;

WHEREAS, Section 10.9 of the Partnership Agreement provides that the Partnership Agreement may be amended by a written instrument executed by the General Partner; provided that the Partnership Agreement may not be amended without the written approval of any Partner that is adversely affected by such amendment; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 10.9 of the Partnership Agreement, the General Partner has determined that the following amendment is in the best interest of the Partnership and does not adversely affect any Partner;

NOW, THEREFORE, the General Partner hereby amends the Partnership Agreement as follows:

Section 1. Amendment.

(a)	Section 1.1 is hereby amended by adding the following definition in alphabetical order:

“ “LE GP LLC” means LE GP, L.L.C., a Delaware limited liability company.”

(b)	Section 2.9 is hereby inserted at the end of Article II as follows:

“Section 2.9 Certain Undertakings Relating to the Separateness of the MLP.

(a) The Partnership shall conduct its business and operations separate and apart from those of any other Person, except the General Partner and ETE, in accordance with this Section 2.9.

(b) The Partnership shall (i) maintain its books and records and accounts separate from those of any other Person, (ii) maintain its financial records, which will be used by it in the ordinary course of business, showing its assets and liabilities separate and apart from those of any other Person, except its consolidated Subsidiaries, (iii) not have its assets and/or liabilities included in a consolidated financial statement of any Affiliate of LE GP LLC (other than the inclusion of the assets and/or liabilities of the Partnership and its Subsidiaries in the consolidated financial statements of ETE and LE GP LLC) unless appropriate notation shall be made on such Affiliate’s consolidated financial statements to indicate the separateness of the Partnership and its assets and liabilities from such Affiliate and the assets and liabilities of such Affiliate, and to indicate that the assets and liabilities of the Partnership are not available to satisfy the debts and other obligations of such Affiliate, and (iv) file its own tax returns separate from those of any other Person, except (A) to the extent that the Partnership (x) is treated as a “disregarded entity” for tax purposes or (y) is not otherwise required to file tax returns under Applicable Law or (B) as may otherwise be required by Applicable Law.

(c) The Partnership shall not commingle or pool its funds or other assets with those of any other Person, and shall maintain its assets in a manner that is not costly or difficult to segregate, ascertain or otherwise identify as separate from those of any other Person.

(d) The Partnership shall (i) conduct its business in its own name, (ii) use separate stationery, invoices, and checks, (iii) correct any known misunderstanding regarding its separate identity from that of any other Person, and (iv) generally hold itself out as an entity separate from any other Person.

(e) The Partnership shall (i) pay its obligations and liabilities from its own funds (whether on hand or borrowed), (ii) maintain adequate capital in light of its business operations, (iii) not guarantee or become obligated for the debts of any other Person, except ETE and its Affiliates, (iv) not hold out its credit as being available to satisfy the obligations or liabilities of any other Person, except ETE and its Affiliates, (v) not acquire debt obligations or debt securities of the MLP or its Affiliates (other than the General Partner, ETE and LE GP LLC), (vi) not pledge its assets for the benefit of any Person or make loans or advances to any Person, except ETE and its Affiliates, or (vii) use its commercially reasonable efforts to cause the operative documents under which it borrows money, is an issuer of debt securities, or guarantees any such borrowing or issuance after the Effective Date, to contain provisions to the effect that (A) the lenders or purchasers of debt securities, respectively, acknowledge that they have advanced funds or purchased debt securities, respectively, in reliance upon the separateness of the Partnership from any other Persons and (B) the Partnership has assets and liabilities that are separate from those of other Persons; provided that the Partnership may engage in any transaction described in clauses (v)-(vi) of this Section 2.9(e) if the prior written consent of the General Partner has been obtained for such transaction and either (x) the General Partner has determined that the borrower or recipient of the credit support is not then insolvent and will not be rendered insolvent as a result of such transaction or (y) in the case of transactions described in clause (v), such transaction is completed through a public auction or a National Securities Exchange.

(f) The Partnership shall (i) observe all partnership formalities and other formalities required by its organizational documents, the laws of the jurisdiction of its formation, or other laws, rules, regulations and orders of Governmental Authorities exercising jurisdiction over it, (ii) engage in transactions with the MLP and its Affiliates (other than the General Partner) in conformity with the requirements of Section 7.6 of the MLP Partnership Agreement, and (iii) promptly pay, from its own funds and on a timely basis, its allocable share of general and administrative expenses, capital expenditures, and costs for shared services performed by the MLP or Affiliates of the MLP (other than the General Partner, ETE or LE GP LLC). Each material contract between the Partnership, on the one hand, and the MLP or Affiliates of the MLP (other than the General Partner, ETE or LE GP LLC), on the other hand, must be (A) approved by the General Partner and (B) on terms objectively demonstrable to be no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, and in any event must be in writing.

(g) Failure by the Partnership to comply with any of the obligations set forth above shall not affect the status of the Partnership as a separate legal entity, with its separate assets and separate liabilities.”

Section 2. General Authority. The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes to the Partnership Agreement as they deem necessary or appropriate, and to interpret the Partnership Agreement, in order to give effect to the intent and purpose of this Amendment No. 2.

Section 3. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4. Governing Law. This Amendment No. 2 is governed by and shall be construed in accordance with the laws of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 2 as of this 26th day of March, 2012.

Energy Transfer Partners, L.L.C.,
a Delaware limited liability company

By:	/s/ Kelcy L. Warren
Name:	Kelcy L. Warren
Title:	Chief Executive Officer

[Signature Page to Amendment No.2]